CONSOL ENERGY INC.

CNX Center

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317-6506

December 2, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	CONSOL Energy Inc.
Registration Statement on Form S-4 (File No. 333-208140)

Ladies and Gentlemen:

In connection with the offer (the “Exchange Offer”) by CONSOL Energy Inc., a Delaware corporation (the “Issuer”), to exchange up to $500,000,000 aggregate principal amount of the Company’s registered 8.000% Senior Notes due 2023 (the “Exchange Notes”) for any and all of the Company’s outstanding unregistered $500,000,000 aggregate principal amount 8.000% Senior Notes due 2023 (the “Private Notes”), and the guarantees thereof by the guarantors (the “Guarantors” and, together with the Issuer, the “Company”) listed in the Registration Statement (defined below), the Company hereby represents and warrants to the staff of the Securities and Exchange Commission (the “Staff”) as follows:

1.	The Company is registering the Exchange Notes through a Registration Statement on Form S-4 (the “Registration Statement”) in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”) and other interpretive letters of similar effect.

2.	The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. With respect to any broker-dealer who holds Private Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for such Private Notes pursuant to the Exchange Offer, neither the Company nor any of its affiliates has entered into any arrangement or understanding with any such broker-dealer to distribute the Exchange Notes.

3.	The Company will make each person participating in the Exchange Offer aware (through the prospectus contained in the Registration Statement or otherwise) that (a) any broker-dealer who holds the Private Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for such Private Notes pursuant to the Exchange Offer (i) must comply with the prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”) and (ii) may be a statutory underwriter; and (b) if any person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) may not rely on the Staff’s position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter, or other interpretive letters to similar effect, and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

4.	The Company will also require each exchange offeree, in order to participate in the Exchange Offer, to execute a letter of transmittal or similar documentation that will include (a) a representation that by tendering the Private Notes in the Exchange Offer, such person will be deemed to represent that such person is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes and (b) if the exchange offeree is a broker-dealer holding Private Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes received in respect of Private Notes pursuant to the Exchange Offer. The letter of transmittal or similar documentation will also contain a statement to the effect that, by delivering such a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

5.	The Company will commence the Exchange Offer for the Private Notes when the Registration Statement is declared effective by the Securities and Exchange Commission. The Exchange Offer will remain in effect for a limited time and will not require the Company to maintain an “evergreen” registration statement. The Exchange Offer will be conducted by the Company in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

[Signature Page Follows]

Sincerely yours,

CONSOL Energy Inc.

By:	/s/ Stephen W. Johnson
	Name:	Stephen W. Johnson
	Title:	Executive Vice President and Chief Administrative Officer

cc:	David J. Miller (By Email)
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
David.Miller@lw.com